Mail Stop 03-06

March 1, 2005


Carmine T. Oliva
President and Chief Executive Officer
Emrise Corporation
9485 Haven Avenue, Suite 100
Rancho Cucamonga, California 91730

Re:	Emrise Corporation
	Registration Statement on Form S-1
      Filed January 31, 2004
	File No. 333-122394
		Current Report on Form 8-K/A filed September 30, 2004

Dear Mr. Oliva:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your press release dated January 6, 2005 that you expect that approximately $4 million of the proceeds of your January
2005 private equity financing will be used in February 2005 to complete the financing of a planned acquisition of a profitable European company, an acquisition expected to generate approximately
$15 million in annual revenues and be accretive to your overall earnings in 2005 and that management has identified an additional acquisition in the United States. Please update your prospectus to describe any material developments regarding your proposed acquisitions. In addition, please expand your risk factors to address any material risks that you may face as a result of your acquisition strategy.

Fee Table

2. Please revise footnote (1) to reflect only those transactions permitted by Rule 416.

Prospectus Cover

3. We note your reference to page 6 for "some of the factors."
Please revise to remove any implication that you have omitted material risk factors.

Risk Factors - Page 6

If we are unable to fulfill backlog - Page 8

4. Clarify why you may not be able to fulfill backlog.

The unpredictability of our quarterly operating results - Page 10

5. If the completion of currently announced merger plans in the industry will adversely affect your business, please specifically disclose these effects.

Capitalization - Page 14

6. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Selected Consolidated Historical Financial Data - Page 15

7. Revise to reconcile your "long-term debt, net of current portion" with your Condensed Consolidated Balance Sheet on page F-2. This comment also applies to your Summary of Consolidated Historical
Financial Data on page 4.  Please revise as necessary.

8. We note the Larus acquisition in July 2004. Revise to describe or cross-reference to a discussion of significant matters that affect the comparability of the financial data presented. Refer to Instruction 2 to Item 301 of Regulation S-K. This comment also applies to your quarterly data.

9. We note that the financial statements are "derived from" the audited financial statements. Please supplementally clarify what is meant by the phrase "qualified in their entirety by reference."

Management`s Discussion and Analysis... - Page 17

Results of Operations - Page 17

Nine Months ended September 30, 2004 Compared to Nine Months ended September 30, 2003 - Page 21

10. Where changes in line items of the financial statements are the result of more than one factor and/or of offsetting factors, the impact of each individually significant factor should be quantified to the extent practicable. Also, include an explanation of how or why these factors arose. For example, we would expect to see the impact of the Larus acquisition on each significant line item of the financial statements quantified in your MD&A discussion. Apply this guidance throughout MD&A.

11. Please provide more detailed discussion of the effects of price and product mix changes. In general, your discussion should separately quantify the effects of changes in rate and volume on reported revenue. Refer to paragraph (a)(3)(iii) of Item 303 of Regulation S-K for guidance.

12. We note your reference to work force reductions and cost cutting efforts in your overview section. Tell us whether any liabilities from these referenced programs are reflected in your December 31, 2003 or September 30, 2004 balance sheets. Revise to describe and quantify the actions undertaken in these reduction programs and to quantify the known or expected savings that have resulted from them.

Liquidity and Capital Resources - Page 28

13. Note that Item 303 of Regulation S-K requires discussion of changes in financial condition between the two fiscal years and any subsequent interim period for which financial statements are required to be included in the filing on Form S-1. Accordingly, you must describe changes in financial condition between December 31, 2003 and
2002 and between September 30, 2004 and December 31, 2003. Revise as necessary.

14. In this regard, expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

15. As related matter, we note the significant inventory and accounts receivable balances at September 30, 2004. Please discuss these balances and their related turnover/collection rates on a comparative basis. Also, explain the basis of your conclusions regarding the recoverability of inventory and accounts receivable as of the most recent balance sheet date.

16. Revise to define the financial ratios and minimum net worth levels required in your financial covenants. What would happen if you were unable to obtain a waiver or amendment from your lender on reasonable terms?  What kind of interest rate increases could be
imposed?   Supplementally discuss.

17. Clarify how your new credit arrangements affect your historic cost of capital.

Management - Page 65

Code of Ethics - Page 67

18. Please reconcile the disclosure in the second paragraph with the current Form 8-K item numbers and deadlines.

Related-Party Transactions - Page 79

19. Please ensure that you have disclosed all related party transactions during the last three years. See Instruction 2 to Regulation S-K Item 404. For example, we note the relationship mentioned in footnote 27 to your table of selling security holders.

Principal Stockholders - Page 80

20. We note in the second paragraph your exclusion of securities underlying specified derivative securities. If the exclusions are based on contractual limitations that can be waived by the parties, the related securities should be included in the beneficial ownership table. You may include appropriate explanatory footnotes. In this regard, we note your reference to non-waivable provisions in footnote
(8). Please tell us how, under applicable state law, contract provisions may not be waived. This comment also applies to the disclosure in your table of selling security holders.

Selling Security Holders - Page 82

21. We note your reference to Roth Capital Partners in the third paragraph. Please tell us whether any other selling security holders are broker-dealers or affiliates of broker-dealers.

22. Refer to the column entitled "Shares of Common Stock Being Offered." Please ensure that the footnotes to this column are reconcilable to the numbers in the table. For example, footnotes 10 and 11 describe more shares than are reflected in the column.

23. Please reconcile the 200,500 shares registered for Jason Oliva with the 250,500 shares described as issued to Mr. Oliva on page 88.
Also, it appears that on pages 86-88 you have described more shares as being included for sale in the prospectus than are included in the selling security holders` table.

Description of Capital Stock - Page 91

24. Your disclosure may not be qualified by reference to statutes. Please revise accordingly.

Financial Statements

25. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. Accordingly, it appears that you are required to update your filing to include December 31,
2004 audited financial statements if all conditions set forth in paragraph (c) of Rule 3-01 of Regulation S-X are not met. Alternatively, if effectiveness occurs prior to updating the Recent
Developments section of the filing should be significantly expanded.
Please revise your filing as appropriate.

26. Provide a current consent of the independent accountants in any amendment to the registration statement.

27. Additionally, please have your accountants update their consents to include all headings in which their name appears in the registration statement. For instance, we note that the accountants` names are included under the "Summary Consolidated Historical Financial Data" and "Selected Consolidated Historical Financial Data," but are not included in the consent.

28. If you make changes to the December 2003 or September 30, 2004 financial statements in response to our comments, make corresponding changes where applicable to the comparative financial statements included in the Form 10-K and Form 10-Q in your future filings.

Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2004 and 2003

Condensed Consolidated Statement of Operations - Page F-3

29. Your statement of operations should separately disclose
revenues
from the sale of products, services, and other products if
revenues
from any individual referenced component are more than 10 percent of
the total revenue for the year.   Related cost and expenses should
be
combined and disclosed separately. Refer to Regulation S-X, Article
5-03(b)(1) and (2). Revise as necessary.

Condensed Consolidated Statements of Cash Flows - Page F-6

30. Revise to present borrowings and repayments on notes payable and long-term debt on a "gross" basis, or tell us why the current presentation is appropriate. Refer to paragraph 13 to SFAS 95.

31. Please explain supplementally the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and the consideration of identifiable intangible assets, such as the intellectual property in Larus. If your purchase price allocation resulted in a significant increase or decrease from the historical book value of an asset or liability recorded by Larus, please tell us how you made your valuation.

32. In this regard, we note that $5.5 million of the purchase price was allocated to goodwill. Revise to disclose the amount of goodwill by reportable segment. Supplementally address the consideration given to the possibility that specifically identifiable intangibles may exist that should be valued. Explain why there have been no allocations to patents, covenants not to compete, customers, work force, software and/or completed technology. Refer to SFAS 141 paragraphs 51-52 for guidance.

33. In this regard, we note that you entered into an above market real property lease with the sellers, which exceeds the fair market value by approximately $756,000. Supplementally tell us how you accounted for and valued this lease. Support that your accounting complied with GAAP.

34. Please disclose the amounts and methods used to value the 1,213,592 shares and 150,000 warrants issued to acquire Larus.

Note 9. Subsequent Events - Page F-14

35. Regarding the warrants issued to Hayden Communications for investor relations services, please tell us and revise to disclose the fair value assigned to the warrants and how it was determined. Address both the method and the significant assumptions applied.

36. We note that the registration statement must be declared effective no later than 150 days following the closing date (January
5, 2005) or the company would be required to pay liquidated damages to investors, as discussed on page 86. Supplementally discuss and quantify the amount of potential damages you would have to pay investors. Revise to disclose, if you believe no disclosure is necessary, supplementally explain and support.

Consolidated Financial Statements for the year-ended December 31,
2003

General

37. Please apply our comments on the financial statements for the nine months ended September 30, 2004 to your year ended December
31,
2003 where applicable.

Consolidated Balance Sheets - Page F-17

38. Supplementally provide us with a schedule of the components of "accrued expenses" as of December 31, 2003 and 2002.

Consolidated Statements of Operations - Page F-18

39. Supplementally provide us with a schedule of the components of the income statement line item titled "other, net" for each of the periods presented.

Note 1. Summary of Significant Accounting Policies - Page F-23

Revenue Recognition - Page F-23

40. If material, please disclose how you account for shipping and handling costs, refer to EITF 00-10.

41. Your disclosure regarding revenue recognition is too vague. Expand to describe your revenue recognition policy in greater detail.
To the extent that policy differs among significant product lines (i.e. electronic components and communications equipment), please make your disclosure product line specific. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and SFAS 48 compliant.

42. In this regard, supplementally describe and revise to disclose the nature and extent of return rights associated with your product sales. If returns are permitted for other than normal warranty matters, please explain how these rights are considered in your revenue recognition policies. For example, we note that customers are given a 30-day evaluation period for your communication equipment. Explain and support why you believe it`s appropriate to recognize revenue upon shipment to customers. Address the factors outlined in SAB 104 and paragraph 6-8 or SFAS 48 in your response. Also, discuss the frequency with which such returns occur and estimate the dollar amounts.

43. We see that you have relationships with offshore vendors as a "reseller" of their products (page 45). Supplementally tell us how you account for these arrangements. Refer to EITF 99-19 and EITF 02-
16 in your response. Revise your revenue recognition policy, if material.

44. Supplementally and in detail, explain the nature of your product
or products. Do you sell hardware and software separately or together? If together, how do you allocate revenue to these
elements?   Do you have multiple deliverable arrangements?  If so,
revise to disclose, (a) your accounting policy for recognition of revenue from multiple deliverable arrangements and (b) a description and nature of such arrangements, including performance, cancellation, termination, or refund-type provisions. See paragraph 18 of EITF 00-
21.

Note 2. Inventories - Page F-28

45. We note the valuation allowances established for obsolete inventory. With respect to these valuation allowances, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB.

46. We note your allowance for inventory obsolescence is based "primarily" on the estimated forecast of product demand and production requirements for the next twelve months. Supplementally confirm that inventory is additionally reviewed for individual facts and circumstances, which determine the need for the write-off. Discuss the individual facts and circumstance you review. Revise your disclosure to discuss these matters as well.

Note 4. Goodwill Amortization and Impairment Testing - Page F-29

47. We note that you perform your annual goodwill impairment assessment as of December 31, 2003 and 2002. You should test goodwill of a reporting unit for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Paragraph 28 of SFAS 142 lists several examples of such events or circumstances. We note no discussion in the notes to your financial statements of a requirement to test goodwill impairment of a reporting unit between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Please tell us and revise to clarify whether and how you comply with the requirements of paragraph 28 of SFAS 142.

48. Please expand your disclosures to explain the concept of reporting units and to identify yours. Supplementally and in detail, explain how your conclusions regarding reporting units are consistent with the guidance in paragraph 30 of SFAS 142. Please note that a reporting unit may be a level below an operating segment. The disclosure in the filing should support your conclusions as well.

Note 8. Stockholders` Equity - Page F-34

49. We note that you issued warrants for services rendered or to be rendered. Confirm that these services have been accrued and expensed as earned in the financial statements for the proper period.

Form 8-K/A filed September 30, 2004

General

50. We note in your 8-K/A filed on September 30, 2004 that you include audited financial statements for the most recent fiscal year and unaudited financial statements for the latest interim period. Supplementally demonstrate that the appropriate years were presented and provide your calculations under Rule 1-02(w) of Regulation S-X.

Pro Forma Financial Information - Page 4

51. Revise to disclose in the notes a schedule showing the calculation of the purchase price and its components, including the allocation. The following should be clearly identified: (i) net tangible assets and liabilities acquired; (ii) identified intangible assets and (iii) fair value adjustments to net tangible and intangible assets and liabilities. In addition, provide more details of reason for the significant amount allocated to goodwill. What is the reason for the significant premium paid for the acquisition?

52. All adjustments should be presented in the form of separate and self-balancing entries. You have combined separate pro forma adjustments on several line items. Revise your presentation to clearly indicate the dollar impact of each of the adjustments.

53. In this regard, please expand the notes to provide enough information for the reader to understand how the adjustments were determined.

54. Disclose historical basic and diluted earnings per share on the face of the pro forma statements of income, together with the number of shares used to compute such per share data for Larus. Refer to
Article 11 of Regulation S-X.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 824-5565 or Angela
Crane at (202) 942-1931 if you have questions regarding our comments on the financial statements and related matters. Please contact
Tim
Buchmiller at (202) 824-5354 or me at (202) 824-5697 with
questions
regarding our comments on any other part of your filing.

      Sincerely,



      Russell Mancuso
      Branch Chief

cc:	Larry A. Cerutti, Esq.
	Cristy Lomenzo Parker, Esq.
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Carmine T. Oliva
Emrise Corporation
March 1, 2005
Page 11